UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          Standard Motor Products, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $2.00 per share
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                         (Title of Class of Securities)

                                    853666105
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                                 (CUSIP Number)

                            Carmine J. Broccole, Esq.
                          Standard Motor Products, Inc.
                              37-18 Northern Blvd.
                        Long Island City, New York 11101
                                 (718) 392-0200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 2 OF 5 PAGES
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1     NAME OF REPORTING PERSONS
      Peter J. Sills

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS
      OO

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

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                        7     SOLE VOTING POWER
                              557,646

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NUMBER OF SHARES        8     SHARED VOTING POWER
  BENEFICIALLY                586,474
    OWNED BY
 EACH REPORTING         --------------------------------------------------------
  PERSON WITH           9     SOLE DISPOSITIVE POWER
                              557,646

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              586,474

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,144,120 shares

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.7%

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14    TYPE OF REPORTING PERSON
      IN

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

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 3 OF 5 PAGES
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ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to shares of Common Stock, par value $2.00 per share (the "Common Stock"), of Standard Motor Products, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 37-18 Northern Boulevard, Long Island City, New York 11101.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is filed by Peter J. Sills (the "Reporting Person"), who is a citizen of the United States of America. The business address of the Reporting Person is 37-18 Northern Boulevard, Long Island City, New York 11101. The Reporting Person is an attorney and a member of the Board of Directors of the Issuer.

      During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) On November 27, 2002, the Reporting Person was the beneficial owner of an aggregate of 1,131,020 shares of Common Stock as described below, which amount comprised 9.0% of the outstanding shares of Common Stock of the Issuer on such date.

      On November 27, 2002, the Reporting Person was appointed a co-trustee to several trusts in which he shared voting and dispositive power of 430,312 shares of Common Stock. In addition, on such date, the Reporting Person was elected as a director and officer of a family foundation and shared voting and dispositive power of 143,062 shares of Common Stock.

      In addition, as of November 27, 2002, the Reporting Person directly owned 557,646 shares of Common Stock, which he previously acquired without consideration either (a) as gifts or (b) pursuant to the distribution of trusts in which he was a beneficiary or (c) pursuant to the distribution of the estate of a family member.

      (b) On December 31, 2004, the Reporting Person was the beneficial owner of an aggregate of 1,144,120 shares of Common Stock, which amount comprised 5.7% of the outstanding shares of Common Stock of the Issuer on such date.

      As of December 31, 2004, the Reporting Person beneficially owned (i) 430,312 shares of Common Stock, which he beneficially owned as a co-trustee to several trusts in which he shared voting and dispositive power of such shares,
(ii) 156,162 shares of Common Stock (an increase of an aggregate of 13,100 shares of Common Stock due to the family foundation purchasing for cash on December 3, 2004, December 10, 2004 and December 13, 2004 10,000 shares at $15.3272 per share, 3,000 shares at $14.8907 per share and 100 shares at $14.87 per share, respectively), which he beneficially owned as a director and officer of a family foundation in which he shared voting and dispositive power of such shares, and (iii) 557,646 shares of Common Stock, which he directly owned.

ITEM 4. PURPOSE OF TRANSACTION.

      The events that required the filing of this Schedule 13D was (a) the appointment of the Reporting Person as a co-trustee of several trusts and (b) the election of the Reporting Person as a director and officer of a family foundation. All of the shares of Common Stock discussed herein are being held for investment purposes.

      The Reporting Person, either individually or as trustee, may acquire additional shares of Common Stock in the future. Further, the Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the shares of Common Stock, conditions in securities markets generally, general economic and industry conditions, liquidity needs, alternative investment opportunities and other factors. Accordingly, the Reporting Person reserves the right to change his

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 4 OF 5 PAGES
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plans and intentions at any time, as he deems appropriate. In particular, the
Reporting Person may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for shares of Common Stock, or may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. If the Reporting Person engages in any such transaction, the Reporting Person may determine to retain some portion of the shares of Common Stock as an investment.

      Other than as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The Reporting Person is currently the beneficial owner of an aggregate of 1,144,120 shares of Common Stock, which comprise 5.7% of the outstanding shares of Common Stock of the Issuer. The Reporting Person has sole power to vote, or to direct the voting of, and sole power to dispose, or direct the disposition of, 557,646 shares of Common Stock. In addition, the Reporting Person has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, 586,474 shares of Common Stock.

      The Reporting Person shares voting and dispositive power with Lawrence I. Sills and Arthur S. Sills, both of whom are citizens of the United States of America. Lawrence I. Sills is the Chief Executive Office and Chairman of the Board of the Issuer, and his business address is 37-18 Northern Boulevard, Long Island City, New York 11101. Arthur S. Sills is a member of the Board of Directors of the Issuer, and his business address is 37-18 Northern Boulevard, Long Island City, New York 11101. During the last five years, neither Lawrence
I. Sills nor Arthur S. Sills has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      No person other then the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Person. There have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as otherwise described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 5 OF 5 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2004

                                    By:   /s/ Peter J. Sills
                                          --------------------------------------
                                          Name: Peter J. Sills